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Consent of Independent Auditors


The Board of Directors
Integrated Circuit Systems, Inc.:



We consent to the use of our reports dated August 4, 1995, relating to the consolidated balance sheets of Integrated Circuit Systems, Inc. and subsidiaries as of June 30, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity, and cash flows and related schedule for each of the years in the three-year period ended June 30, 1995, incorporated by reference in this registration statement on Form S-8, which reports are included in the June 30, 1995 Annual Report on Form 10-K of Integrated Circuit Systems, Inc.



KPMG Peat Marwick LLP


Philadelphia, Pennsylvania
June 25, 1996